Filed by Canadian National Railway Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                              Subject Company: Canadian National Railway Company
                                                   Commission File No. 333-94399


[GRAPHIC OMITTED]                                                           News
North America's Railroad                                   FOR IMMEDIATE RELEASE



                                             Stock symbols: TSE: CNR / NYSE: CNI



                                                                       www.cn.ca



                     Canadian National tells U.S. regulator
                safeguarding quality of post-merger rail service
               should top any change in rail consolidation rules
                                by November 2000


WASHINGTON, June 5, 2000 -- Canadian National said today the United States Surface Transportation Board (STB) should focus on safeguarding the quality of post-merger rail service as the top priority for any change to its rail consolidations rules.

CN told the STB in a filing that it should complete its merger rulemaking by Nov. 16, six months after opening comments were received in the STB's current rule-making review. Because only a few matters should proceed to the stage of a proposed merger rule, CN believes that a 15-month study is not warranted.

CN, in its reply comments regarding the STB's advance notice of proposed rulemaking for major rail merger procedures, said that, if the Board decides to proceed with a rulemaking only a few matters other than safeguarding the quality of post-merger rail service should proceed to the stage of a proposed merger rule.

CN said the STB could adopt a simple change relating to petitions for waiver of the one-case-at-a-time rule. The rule should be essentially maintained, said CN, not scrapped as some competing railroads urge. CN also asked the STB to preserve for shippers in rail mergers the contract exception provided by the STB's Bottleneck decision. (That exception says railroads must offer separately challengeable rates for "bottleneck" segments of certain freight moves when shippers have contracts for service over the "non-bottleneck" segments of through routes.)

CN reiterated its stand that the STB should examine broader, industry-wide issues - such as increased rail competition -- separate and apart from any revisions to its merger rules. The STB could hold an informational hearing on potential transcontinental railroads, CN said, and launch a separate inquiry into competition and other issues that are not related to rail mergers.

To safeguard service, CN is urging the STB to require merger applicants to submit a service integration plan designed to ensure that implementation of their transaction will not cause disruption. The agency should also examine the financial ability of the carriers involved to utilize existing and acquire new infrastructure and capacity, and to respond quickly to service problems that require additional financial resources. The agency should also determine whether either railroad proposing to combine is still suffering from any service problems associated with earlier consolidations.

CN is also recommending the STB maintain its current "one-case-at-a-time" approach to assessing rail merger transactions. Simply put, in deciding whether a merger is consistent with the public interest, the STB should judge the transaction on its own merits and direct competitive effects. However, it could broaden the class of persons that can petition to waive application of this approach. Any party that can produce demonstrable evidence that a second merger was proposed in response to the first, and would have direct adverse impacts on that party, could petition the STB to consider the second merger in its review of the first. (Today, only an applicant in a common control proceeding or the STB can waive the one-case-at-a-time consideration of rail mergers.)

CN said that railroads urging repeal of the one-case-at-a-time approach, so that the STB could consider hypothetical rail merger transactions and hypothetical industry structures - Union Pacific and CSX Corporation -- "want to control the timing and use of mergers as a competitive tool ...These railroads want, through the Board, to control the timetable for structural change, and the railroads still in trouble want insulation from further competitive pressure."

"All of this central planning approach...is protectionist and thereby inherently anti-competitive to its core."

CN and Burlington Northern Santa Fe Corporation (BNSF) are challenging the legality of a rail merger moratorium imposed by the STB on March 17, 2000. The moratorium has blocked CN and BNSF from filing a common control application with the Board, as the two railroads believe they are entitled to do under applicable law. Oral argument in the legal challenge is scheduled for June 13 in Washington before the U.S. Court of Appeals for the District of Columbia Circuit.

CN and BNSF announced their proposed combination through a new company, North American Railways, Inc., on Dec. 20, 1999. The combination will create a rail system stretching 50,000 route miles, linking eight Canadian provinces and 33 states in the western and central United States, and employing 67,000 people. The combined system will offer North American rail shippers greatly expanded single-line service options and gateway choices; a coordinated marketing plan; reduced transit times; enhanced reliability; unified customer service information, including easier tracking, tracing and ordering; simplified billing; greater capacity; and improved asset utilization.

Comprehensive information about the CN/BNSF combination and the carriers' service guarantees is available at a new Web site, www.cn-bnsfcombination.com.

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

Through its subsidiary, The Burlington Northern and Santa Fe Railway Company, BNSF, headquartered in Fort Worth, Texas, operates one of the largest rail networks in North America, with 33,500 route miles of track covering 28 states and two Canadian provinces.

CN and North American Railways, Inc. have filed a registration statement on Form F-4/S-4 with the United States Securities and Exchange Commission (SEC) in connection with the securities to be issued in the combination. This filing also includes the proxy statement for the shareholders' meeting to be held for approval of the combination. Investors should read this document and other documents filed with the SEC by CN, BNSF and North American Railways, Inc. about the combination, because they contain important information. These documents may be obtained for free at the SEC Web site, www.sec.gov, or the Web site of the Canadian Securities Administrators, www.sedar.com. Other filings made by CN on forms 40-F and 6-K and CN's annual information form may be obtained for free from the CN Corporate Secretary at (514) 399-6569. Other filings made by BNSF on forms 10-K, 10-Q and 8-K may be obtained for free from the BNSF Corporate Secretary at (817) 352-6856. For information concerning participants in CN's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by CN under Rule 14a-12. For information concerning participants in BNSF's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by BNSF on Schedule 14A under Rule 14a-12.


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         System Director, Media Relations
         (416) 217-6390